Morris F. DeFeo Jr. Partner Phone: 212.592.1463 Fax: 212.545.2344 mdefeo@herrick.com

December 4, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	HappyNest REIT, Inc.
Draft	Offering Statement on Form 1-A
Submitted	May 23, 2018
CIK	0001732217

Dear Ms. McManus:

On behalf of our client, HappyNest REIT, Inc. (the “Company”), we are responding to comments by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) that were provided on June 22, 2018 (the “Comment Letter”) to the Company’s Draft Offering Statement on Form 1-A submitted on May 23, 2018.

The Company’s responses are set forth below. For convenience, the headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter, and each of the comments is restated in bold italics prior to the response. All page number references in the responses below refer to the page numbers in the Offering Circular (the “Offering Circular”) that is included in Amendment No. 1 to the Draft Offering Statement on Form 1-A submitted on December 4, 2018 (the “Offering Statement”).

Any capitalized term used in this letter, which is not otherwise defined in this letter, shall have the respective meaning ascribed to such term in the Offering Circular.

Part II – Offering Circular

General

1.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

HERRICK, FEINSTEIN LLP ● Two Park Avenue ● New York, NY 10016 ● Phone: 212.592.1400 ● Fax: 212.592.1500

United States Securities and Exchange Commission

Division of Corporation Finance

December 4, 2018

We acknowledge the Staff’s comment and wish to advise the Staff that the Company has analyzed and will continue to analyze the applicability of the tender offer rules for its share repurchase program, including Regulation 14E.

2.	We note that you plan to conduct a limited company repurchase program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

We acknowledge the Staff’s comment and wish to advise the Staff that the Company has considered all of the elements of its repurchase program and intends to structure the program in accordance with the class relief granted by the Division of Market Regulation in the class exemptive letter dated October 22, 2007 to Alston & Bird LLP.

3.	We note your disclosure on page 37 regarding the arbitration provision contained in the Subscription Agreement. Please revise to:

a.	Clarify whether you intend for arbitration to be the exclusive means for resolving disputes, including any circumstances under which you may elect not to use arbitration;

b.	Disclose the forum in which arbitration must be conducted;

c.	Describe more specifically the basis for your belief that this provision is enforceable under federal law, the laws of the State of Delaware and the laws of the State of New York;

d.	Clarify whether the provision applies to claims under the U.S. federal securities laws and whether it applies to claims other than in connection with this offering;

e.	Clarify whether purchasers of shares in a secondary transaction would be subject to the arbitration provision; and

f.	Revise the subscription agreement to clarify that investors will not be deemed to waive compliance with the federal securities laws, consistent with Securities Act Section 14.

United States Securities and Exchange Commission

Division of Corporation Finance

December 4, 2018

We have revised page 37 of the Offering Circular and Section 12 of the Subscription Agreement to remove the mandatory arbitration provision.

4.	On page 2 you state that investors may invest digital spare change in increments of $5.00 and on page 125 you explain that after an initial $10 purchase, additional purchases must be in amounts of at least $5.00. Please explain what investors may purchase with $5, given the $10 per share offering price. To the extent you plan to issue fractional shares, please clarify this and disclose how the receipt of fractional shares will impact a holder’s rights with respect to those shares.

We have updated pages 14, 125, 126, 127 of the Offering Circular to disclose that after investors have made an initial purchase of $10.00 per share, they can invest digital spare change in increments of at least $5.00. In addition, we have updated pages 14, 125 and 127, to clarify that investors will receive fractional shares for investments of less than $10.00, and that holders of fractional shares will have all of the rights and benefits, pro rata, as holders of full shares.

5.	We note the minimum offering amount of $300,000 and your disclosure indicating that if you do not raise this amount and receive $200,000 from your Sponsor within 12 months, you will cancel the offering and release all investors from their commitments. Please tell us what consideration you gave to application of Exchange Act Rule 10b-9 and whether you will promptly refund amounts due as required by paragraph (a)(2) of the Rule if the minimum threshold is not met within 12 months after commencing the offering.

The Offering Circular discloses on pages 14, 58, and 125 that no funds will be collected from investors until such time that the minimum offering is raised. Prior to or at such time that the minimum offering is raised, the Sponsors will invest the $200,000. Therefore, there will not be a situation where funds need to be returned to investors.

6.	We note your statement on page 8 that your Advisor and your board of directors have a “track record of success in both private and public real estate endeavors.” We also note your cover page disclosure, indicating that your Sponsor and affiliates have not sponsored prior real estate programs that would be required to be disclosed under applicable rules and regulations. In addition, on page 26 you state that your Sponsor is a development stage company with limited operating history and no revenues to date. Please explain the basis for your reference to a “track record of success.” Please also ensure your disclosure is appropriately balanced to include material adverse business developments, as applicable.

United States Securities and Exchange Commission

Division of Corporation Finance

December 4, 2018

We have revised page 8 of the Offering Circular to disclose that “the executive officers” of the Advisor have hands-on experience and a track record of success. We also note that the Company has not experienced any material adverse business developments since inception. To the extent that the Company experiences any material adverse business developments before closing of the offering, the Company will update the Offering Circular accordingly.

Questions and Answers About This Offering, page 1

7.	Please provide more detail regarding your Round Up program. It appears that funds derived from the Round Up program are held by the third party service provider until the digital spare change adds up to $5.00, at which point it will be swept into an investor’s HappyNest account. Please identify the third party service provider and clarify if investors are required to open an account with the third party provider to participate in this program. File the subscription agreement to be used in connection with the Round Up program as an exhibit in accordance with Item 17 of Form 1-A. Please also clarify if amounts in an investor’s HappyNest account are automatically invested in common stock once the digital spare change totals $5.00.

The Company intends to roll out its Round Up program, but the Round Up program is not currently in place. We have updated page 2, 41 and Offering Circular and Section 2.4 accordingly, and have included a statement that “… there can be no assurance that the Round Up program will be implemented.”

We expect that when the Round Up program is operative, it will be fully integrated in the HappyNest Platform, and investors will not need to sign a separate subscription agreement with any third parties. The Company has also updated page 2 of the Offering Circular to clarify that once the digital spare change is swept into an investor’s HappyNest account, investors may invest the digital spare change in shares of HappyNest common stock, hold the digital spare change in the HappyNest account for future investment, or withdraw the digital spare change from the HappyNest account into the investor’s personal bank account.

If the Company rolls out the Round Up program before the closing of the offering, we will update the Offering Circular accordingly.

United States Securities and Exchange Commission

Division of Corporation Finance

December 4, 2018

8.	Please balance your Q&A description of compensation/fees, and the discussion of how you maximize the amount of each investor’s funds that can be invested, to describe the subscriber fee payable to your Sponsor. Please also revise the offering circular to highlight material risks associated with this fee, in particular given the $10 minimum offering amount.

We have updated page 5 of the Offering Circular to disclose that the Company will pay the Advisor a monthly asset management fee, and acquisition and disposition fees, and pages 5 and 8 to disclose that the Sponsor will be paid a monthly per subscription account fee. We have also updated page 5 and the risk factor on page 34, to note that the fees that are paid to the Advisor may be higher than the commissions paid to broker-dealers and investment advisors. We have also revised the risk factor on page 29 of the Offering Circular to highlight material risks associated with the $10.00 minimum offering amount.

9.	On page 7 you state that until March 31, 2019, your NAV will be fixed at $10 per share. Please revise your characterization to clarify that you will offer shares at a fixed price of $10 per share until March 31, 2019. In this regard, it appears that NAV may not necessarily equal $10 per share through March 31, 2019. Clarify, if true, that you intend to begin offering at NAV on March 31, 2019.

We have updated page 7 of the Offering Circular to disclose that until March 31, 2019, the Company’s common stock will be offered at a fixed price of $10.00 per share, and beginning on March 31, 2019, the price per share will be based on NAV.

10.	You currently quantify the value of real estate transactions Mr. Prince participated in, as a principal and as a broker on a combined basis. Please revise to disaggregate these amounts.

We have revised pages 8 and 60 of the Offering Circular to disaggregate the value of the real estate transactions in which Mr. Prince participated as a principal and as a broker.

Offering Summary

Fees and Compensation to our Sponsor, Advisor and Independent Board Members, page 19

United States Securities and Exchange Commission

Division of Corporation Finance

December 4, 2018

11.	Your description of the asset management fee in this section differs from how this fee is described on page 7. On page 7 you state the monthly asset management fee is equal to 0.0417% of your then-current NAV, whereas, disclosure on pages 19 and 67 indicates this is a monthly fee of 0.0417% of your “total invested value as of the last day of the immediately preceding month,” which may not equal NAV. Please revise for consistency.

We have updated page 7 of the Offering Circular to disclose that the asset management fee is a monthly fee of 0.0417% of “total invested value”. We wish to advise the Staff that we have updated the disclosure regarding “total invested value”, which is now determined as of the immediately preceding September 30 or March 31, rather than as of last day of the immediately preceding month.

Risk Factors

If our Sponsor were to enter bankruptcy proceedings .. . ., page 27

12.	Please elaborate on the “segregated account” referenced, that may be subject to bankruptcy proceedings of your Sponsor. In this regard, your disclosure elsewhere implies that you will not hold investor funds in a segregated account, but rather, will initiate a funds transfer only once you determine the minimum sales threshold is met.

We have updated page 27 of the Offering Circular to remove the reference to the segregated account.

The termination of our Advisor is generally limited to cause . . ., page 38

13.	Your disclosure in this risk factor conflicts with your description of the Advisory Agreement on page 66, which provides that there are “no penalties to HappyNest for termination of [y]our Advisory Agreement by [y]our board.” Please revise for consistency.

We have removed the risk factor entitled “The termination of our Advisor is generally limited to cause, which may make it difficult or costly to end our relationship with our Advisor.”

Management

Compensation of Executive Officers, page 59

United States Securities and Exchange Commission

Division of Corporation Finance

December 4, 2018

14.	You state that you will not compensate your executive officers who are also employed by your Sponsor or Advisor. Please describe the compensation payable to your officers who are not employed by your Sponsor or Advisor. Please also reconcile your disclosure indicating Mr. Prince will be the only principal of your Sponsor or Advisor who will serve as an executive officer for HappyNest, with disclosure on page 75 that provides that your CFO is also the CFO of your Sponsor.

The Company currently does not have any officers who are not also employed by the Sponsor or Advisor. If the Company hires any additional officers prior to the qualification of the Offering Statement, the Company will update the Offering Circular accordingly. In addition, we have updated page 8 of the Offering Circular to note that Mr. Jesse Prince, the Company’s chief executive officer, is also an executive officer of the Sponsor and Advisor. The Company has not yet hired a chief financial officer and has updated the Offering Circular to remove the references to the Company’s chief financial officer. Should the Company decide to hire a chief financial officer, it will update its disclosure accordingly.

Valuation Policies, page 71

15.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

We have provided a template for future NAV disclosure on Appendix A attached hereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

16.	On page 91, you state that you will not commence any significant operations until you have raised the minimum offering amount and “received an aggregate of $2000,000 from our Sponsor in a private placement.” However, you state elsewhere that your Sponsor has agreed to purchase shares for an aggregate purchase price of $200,000. Please revise to ensure that your disclosure is consistent.

We have updated the disclosure on page 91 of the Offering Circular to correct the error.

Plan of Distribution, page 124

United States Securities and Exchange Commission

Division of Corporation Finance

December 4, 2018

17.	We note that affiliates of your Sponsor and your Advisor may purchase shares in the offering in order to assist in your achievement of the minimum offering amount. Please disclose the maximum amount of these potential purchases. Refer to Release No. 336455, Question 79 (Mar. 3, 1983).

We have updated page 124 of the Offering Circular to note that affiliates of the Sponsor and Advisor may purchase up to 30,000 shares in the Offering, which would count towards the minimum offering amount.

18.	Your statement that subscribers may revoke their subscription prior to your achieving the minimum offering amount is inconsistent with section 1.5 of your subscription agreement, which provides that a funding commitment is irrevocable. Please revise to reconcile your disclosure.

We have updated sections 1.4 and 1.5 of the Subscription Agreement to note that the funding commitment is irrevocable once the minimum offering amount is raised.

Appendix A - Subscription Agreement

19.	Section 1.3 of your subscription agreement indicates that a buyer must represent that he or she “has read the Subscription Agreement and the Offering Circular.” Please revise to remove this language or provide us with your analysis of how this representation is consistent with Section 14 of the Securities Act. Please refer to the Commission’s guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005).

We have updated Section 1.3 of the Subscription Agreement to remove the statement that the buyer “has read the Subscription Agreement and Offering Circular”.

20.	Section 13 of your subscription agreement provides a waiver of court and jury rights if any party elects arbitration. Please tell us if this provision applies to claims under the federal securities laws, and if so, clarify that investors will not be deemed to waive compliance with the federal securities laws, consistent with Securities Act Section 14. Please also describe the basis for your belief that this provision is enforceable under federal law and the laws of the State of Delaware.

We have deleted Section 13 (Waiver of Court & Jury Rights) of the Subscription Agreement.

United States Securities and Exchange Commission

Division of Corporation Finance

December 4, 2018

21.	Please include the form of signature page, which we understand will provide additional information, including the number of shares being subscribed.

We have updated the Subscription Statement to include the form of signature page, which provides additional information, including the number of shares being subscribed.

We thank you for your attention. Please do not hesitate to contact the undersigned at (212) 592-1463 or by email at mdefeo@herrick.com or by fax at (212) 545-2344 with any questions or further comments you have regarding the Offering Statement or if you wish to discuss the above responses.

Very truly yours,

/s/ Morris De Feo

Morris DeFeo

APPENDIX A

HappyNest REIT, Inc.

1 N. 4th Place, Suite 27L
Brooklyn, NY 11249

(718) 384-0678
www.myhappynest.com

SUPPLEMENT NO. __ TO THE OFFERING CIRCULAR DATED _________, 201_

FILED PURSUANT TO RULE 253(G)(2) (FILE NO. __________)

_______, 201_

This supplement (the “Supplement”) is intended to supplement the Offering Circular of HappyNest REIT, Inc. (the “Company,” “we,” “us,” or “our”) dated                , 201 _ (the “Offering Circular”) and should be read together with the Offering Circular. Unless otherwise defined in herein, capitalized terms have the same meanings given to them in the Offering Circular.

Quarterly Pricing Supplement

On                  , 201  , the Company’s net asset value (NAV) per share of common stock is $                .

The following sets forth our Advisor’s calculation of NAV:

Net Assets as of _______, 20__:
Real Estate Properties, at Fair Value (1)	$
Non-Real Estate Assets (1)
Cash and Cash Equivalents
Prepaid and Other Costs
[Other]
Total Assets	$
Liabilities (1)
Financing
Deferred Revenue
Other Liabilities
Total Liabilities
Net Asset Value (2)	$

(1)	For more information, please refer to the section of the Offering Circular titled “VALUATION POLICIES.”

(2)	The Company’s NAV per share is also available at the Company's website at www.myhappynest.com.